Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 23-01

Alianza receives drilling permits for Twin Canyon Gold Project, CO

Vancouver, BC, January 11, 2023 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) is pleased to announce that its proposal for drilling at the Twin Canyon Project in southwest Colorado has been approved by the United States Forest Service and the Colorado Division of Reclamation, Mining and Safety, subject to certain standard operating conditions and placement of a $18,104 bond. Alianza has now received all necessary permits to conduct a proposed 13 hole drill program from 8 drill pads, totalling approximately 3,950 metres of drilling.

“Mineralization at Twin Canyon is centred on the Charlene Mine, where ’several thousand‘ ounces of gold were reportedly mined from bleached and altered sandstones in the 1980s,” stated Rob Duncan, M.Sc., Vice President, Exploration for Alianza. “Alianza’s work has identified the same gold bearing sandstones over a distance of 3000 metres of strike length in the vicinity of the Charlene Mine, greatly expanding the exploration potential of this district. The proposed drill program will test this prospective stratigraphy with the goal of demonstrating a large scale gold mineralizing system at Twin Canyon.”

Exploration at Twin Canyon has targeted disseminated native gold mineralization associated with a bleached sandstone spotted with bitumen, with small amounts of limonite after pyrite. Optical and microprobe work carried out on mineralized samples indicate a direct gold – bitumen association raising the novel possibility that the mineralizing process at Twin Canyon is driven by those associated with petroleum basin development. A small underground gold mine (the Charlene Mine) operated at Twin Canyon dating back to the mid-1950s. Historic sampling of the underground workings has returned grab samples ranging from 0.1 to 15.77 g/t gold. Twenty-eight historic channel samples 1.5 to 10 metres in length were anomalous in gold, eight of which exceeded 2 g/t gold (including a highlight of 8.1 g/t gold over 3 metres). Recent work, including mapping and soil and rock geochemical sampling expanded the prospective strike length of the prospective gold bearing sandstone unit to over 3000 metres, with regional potential for expansion of the target laterally as well as to deeper stratigraphic levels.

Alianza is seeking a partner to fund the next phase of work and will be entering into discussions with prospective partners through the first quarter of 2023.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and two optioned to Allied Copper within an alliance with Cloudbreak Discovery PLC. Alianza is actively seeking partners on other projects. Alianza also holds certain royalties on projects in North and South America.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.